SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Petrie Stores Liquidating Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                   716437108
                                 (CUSIP Number)

                                January 7, 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 716437108

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 6,254,300 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: 3,230,500 (2)(3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 6,254,300 (1)(2)
Person
With
               8.   Shared Dispositive Power: 3,230,500 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,484,800 (1)(3)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 18.1%


12.  Type of Reporting Person: PN

--------------
(1) Represents 2,351,747 Units purchased by HBK Offshore Fund Ltd. and 3,902,553 Units purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these Units pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. and HBK Securities Ltd. Accordingly, neither of HBK Offshore Fund Ltd. nor HBK Securities Ltd. have any beneficial ownership of such Units.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) Represents 3,230,500 Units purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these Units pursuant to an Amended and Restated Management Agreement.

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CUSIP No. 716437108

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 3,230,500 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 3,230,500 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,230,500

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 6.2%


12.  Type of Reporting Person: BD

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management
          Agreement.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated March 19, 1998 (the "Schedule 13G"), relating to the Units of Beneficial Interest of Petrie Stores Liquidating Trust (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 2,351,747 Units held by Offshore, which constitutes approximately 4.5% of the outstanding Units. Also, pursuant to an Investment Management Agreement with HBK Securities Ltd. ("Securities"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of an additional 3,902,553 Units held by Securities, which constitutes approximately 7.5% of the outstanding Units. Further, pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 3,230,500 Units held by Finance, which constitutes approximately 6.2% of the outstanding Units.

     Pursuant to Rule 13d-3(a), Finance is the beneficial owner of 3,230,500 Units, which constitutes approximately 6.2% of the outstanding Units.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 9,484,800 Units, which constitutes approximately 18.1% of the outstanding Units.

     Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,230,500 Units, which constitutes approximately 6.2% of the outstanding Units.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 9,484,800 Units, which constitutes approximately 18.1% of the outstanding Units.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,351,747 Units. Pursuant to an Investment Management Agreement with Securities, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of an additional 3,902,553 Units. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,230,500 Units held by Finance.

     Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,230,500 Units.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,254,300 Units and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,230,500 Units.

     Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,230,500 Units.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,230,500 Units.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,230,500 Units.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,484,800 Units.

     Managers

     In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 9,484,800 Units.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     January 8, 1999



                              HBK INVESTMENTS L.P.


                              By: /s/ Laurence H. Lebowitz
                                     Laurence H. Lebowitz,
                                     Authorized Signatory



                              HBK FINANCE L.P.


                              By: /s/ Laurence H. Lebowitz
                                     Laurence H. Lebowitz,
                                     Authorized Signatory

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EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.